UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amerilithium Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)


03077G 106
 (CUSIP Number)

Jody M. Walker, Attorney At Law
7841 South Garfield Way
Centennial, CO 80122
(303) 850-7637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03077G 106

   1.  Names of Reporting Persons.
       Matthew Worrall
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   2.  Check the Appropriate Box if a member of a Group
          (a)
          (b)X
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   3.   SEC USE ONLY
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   4.   Source of Funds
        00
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   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization
        Ireland
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Number of     |  7.  Sole Voting Power  20,400,000 common shares
Shares        |  8.  Shared Voting Power
Beneficially | 9. Sole Dispositive Power 20,400,000 common shares Owned by Each | 10. Shared Dispositive Power
Reporting     |
Person With   |
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  11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,400,000 common shares
       ----------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

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  13.  Percent of Class Represented by Amount in Row (11)
       30.74%
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  14.  Type of Reporting Person
       IN
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CUSIP No. 411164R 106

ITEM 1. SECURITY AND ISSUER.
  This Schedule 13D relates to the common stock, par value $0.001 of Amerilithium Corp., a Nevada corporation. The principal office of the Issuer is located at 871 Coronado Center Dr., Suite 200, Henderson, Nevada 89052

ITEM 2. IDENTITY AND BACKGROUND.
  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Matthew Worrall. Mr. Worrall is a natural person, is a resident of Ireland and his principal occupation is principal executive officer of the Issuer with a business address of 871 Coronada Center Dr., Suite 200, Henderson, Nevada 89052.

  Mr. Worrall has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Mr. Worrall is a citizen of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
   On April 22, 2010, Mr. Worrall, an officer of the Issuer converted his promissory note in the principal amount of $30,000 which was due and payable on February 1, 2012. The promissory note was convertible into 600,000 pre 8 for 1 forward split common shares of the Issuer at the option of the holder at the conversion rate of $0.05 per common share. Pursuant to the conversion provisions of the promissory note, 4,800,000 restricted common shares were issued to Mr. Worrall.

Additionally, on April 22, 2010, Henry Bush, a former officer and director of the Issuer, sold 15,600,000 of his common shares in the Issuer to Mr. Worrall for a nominal amount.

ITEM 4.  PURPOSE OF TRANSACTION.

  (a) Mr. Worrall is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Mr. Worrall has no other present intent to take any action that would result in:
  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  (e) any material change in the present capitalization or dividend policy of the Issuer;
  (f) any other material change in the Issuer's business or corporate structure;
  (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
  (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, Mr. Worrall will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  (a) Mr. Worrall beneficially owns 20,400,000 shares of the Issuer's common stock, representing 30.74%% of the class.
  (b) Mr. Worrall has the sole power to vote and dispose of all shares of the Issuer's common stock held by him.
  (c) No other transactions were effected in the Issuer's common stock during the last sixty days.
  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Worrall.
  (e) Mr. Worrall continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
  Not Applicable



SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2010

/s/Matthew Worrall
--------------------------
Matthew Worrall


                               Schedule A

Date of Transaction              Quantity Purchased/(Sold)       Price Per Share
-------------------              ----------------------          ---------------
April 22, 2010                          4,800,000                      $.05
April 22, 2010                         15,600,000                     $.001